

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2014

<u>Via E-Mail</u>
Mr. Jonathan E. Baliff
Chief Financial Officer
Bristow Group, Inc.
2103 City West Boulevard
4th Floor
Houston, Texas 77042

  Re: Bristow Group, Inc.
    Form 10-K for the year ended March 31, 2013
    Filed May 23, 2013
    File No. 001-31617

Dear Mr. Baliff:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Linda Cvrkel

        Linda Cvrkel
        Branch Chief